UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )
Under the Securities Exchange Act of 1934
Dynegy Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26817G102

(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		95,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		95,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	95,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%*

14	TYPE OF REPORTING PERSON

	OO
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS :

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		81,352,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		81,352,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	81,352,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.5%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS :

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,647,105

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		13,647,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,647,105

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.3%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS :

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,929,842

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		48,929,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	48,929,842

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS :

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,669,786

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		29,669,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,669,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,164,302

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		1,164,302

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,164,302

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

CUSIP No.	26817G102

1	NAME OF REPORTING PERSON: Mikhail Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		95,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		95,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	95,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%*

14	TYPE OF REPORTING PERSON

	IN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in this Schedule 13D.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Dynegy Inc. (“Dynegy” or the “Issuer”). The Issuer is a Delaware corporation with its principal executive offices located at 1000 Louisiana, Suite 5800, Houston, Texas 77002.
Item 2. Identity and Background.
     (a), (b), (c) and (f)
     This Schedule 13D is filed jointly by: (1) LS Power Development, LLC, a Delaware limited liability company (“LSP Development”), (2) LS Power Partners, L.P., a Delaware limited partnership (“LSP Partners”), (3) LS Power Associates, L.P., a Delaware limited partnership (“LSP Associates”), (4) LS Power Equity Partners, L.P., a Delaware limited partnership (“LSPEP”), (5) LS Power Equity Partners PIE I, L.P., a Delaware limited partnership (“PIE I”), (6) LSP Gen Investors, L.P., a Delaware limited partnership (“Gen Investors”), and (7) Mikhail Segal, an individual with United States citizenship. LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, Gen Investors and Mr. Segal are referred to herein collectively as the “Reporting Persons.” The principal address of each of LSP Partners, LSPEP, PIE I, Gen Investors and Mr. Segal is 1700 Broadway, 35th Floor, New York, New York 10019. The principal address of each of LSP Development and LSP Associates is Two Tower Center, 11th Floor, East Brunswick, New Jersey 08816. The business of LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, and Gen Investors, among other things, is to engage in the business of investing in securities and other investment opportunities. Mr. Segal’s current principal occupation is Chairman of LSP Development.
     LSP Partners is the general partner of LSPEP, PIE I and Gen Investors. As the general partner of LSPEP, PIE I and Gen Investors, LSP Partners may be deemed to have shared voting and investment power with respect to the shares beneficially owned by LSPEP, PIE I and Gen Investors. As such, LSP Partners may be deemed to have shared beneficial ownership of the Class A Common Stock of which LSPEP, PIE I and Gen Investors are the owners. LSP Partners, however, disclaims beneficial ownership of such shares.
     LSP Development is the general partner of LSP Partners and LSP Associates. As the general partner of LSP Partners and LSP Associates, LSP Development may be deemed to have shared voting and investment power with respect to the shares beneficially owned by LSP Powers and LSP Associates. As such, LSP Development may be deemed to have shared beneficial ownership of the Class A Common Stock of which LSP Partners and LSP Associates are the beneficial owners. LSP Development, however, disclaims beneficial ownership of such shares.
     Mikhail Segal directly (through his position) may be deemed to control LSP Development and to have shared voting and investment power with respect to the shares beneficially owned by LSP Development. As such, Mr. Segal may be deemed to have shared beneficial ownership of the shares beneficially owned by LSP Development. Mr. Segal, however, disclaims beneficial ownership of such shares.
     (d) and (e)
     During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On November 30, 2009, the Reporting Persons received an aggregate of 95,000,000 shares of the Issuer’s Class A Common Stock (the “Shares”) as a result of the conversion of 95,000,000 shares of the Issuer’s Class B common stock then held by the Reporting Persons (as described further below), pursuant to the Purchase and Sale Agreement dated as of August 9, 2009 (as amended, the “PSA”), among LSP Partners and certain of its affiliates (“LS Power Entities”) and Dynegy, Dynegy Holdings Inc. (“DHI”) and certain of their affiliates.
     Pursuant to the PSA, Dynegy (i) sold to LS Power Entities its ownership interests in: Dynegy Arlington Valley, LLC; Griffith Energy LLC; Bridgeport Energy LLC; Rocky Road Power, LLC; Tilton Energy LLC; Riverside Generating Company, LLC; Bluegrass Generation Company, L.L.C.; Renaissance Power, L.L.C.; Sandy Creek Services, LLC; and Dynegy Sandy Creek Holdings LLC (collectively, the “Ownership Interests”), and (ii) on December 1, 2009, DHI issued to Adio Bond, LLC, an affiliate of LS Power Entities, $235 million aggregate principal amount of its 7.5 percent Senior Unsecured Notes due 2015 (the “Notes”).
     In exchange for the Ownership Interests and the Notes, Dynegy received (i) approximately $970 million in cash (consisting, in part, of the release of $175 million of restricted cash on Dynegy’s unaudited condensed balance sheets that was used to support Dynegy’s funding commitment to Sandy Creek and approximately $200 million for the Notes), subject to further working capital adjustments, and (ii) 245,000,000 shares of Dynegy’s Class B common stock held by the Reporting Persons. The remaining 95,000,000 shares of Dynegy’s Class B common stock held by the Reporting Persons converted to the same number of shares of Dynegy’s Class A Common Stock.
     The description of the PSA in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
Item 4. Purpose of Transaction.
     The information set forth in Items 3 and 6 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.
     The Reporting Persons received the Shares upon the conversion of the Issuer’s Class B common stock previously held by the Reporting Persons pursuant to the PSA. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, consistent with the provisions of the Shareholders Agreement and the Amended Registration Rights Agreement (each as defined in Item 6 below), sell some or all of the Shares on the open market, in privately negotiated transactions, in underwritten offerings or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D as may be and to the extent permitted by the Shareholders Agreement.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     Of the 95,000,000 shares of the Issuer’s Class A Common Stock reported in this Schedule 13D, LSP Partners directly holds 1,588,965 shares, LSP Associates directly holds 13,647,105 shares, LSPEP directly holds 48,929,842 shares, PIE I directly holds 29,669,786 shares, and Gen Investors directly holds 1,164,302 shares. As a result of its relationship with LSPEP, PIE I and Gen Investor, LSP Partners may be deemed the beneficial owner of 81,352,895 shares of Class A Common Stock, representing approximately 13.5% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2009, after giving effect to the transaction reported in Item 3 of this Schedule 13D. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 95,000,000 shares of Class A Common Stock, representing approximately 15.8% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 95,000,000 shares of Class A Common Stock, representing approximately 15.8% of the outstanding shares of Class A Common Stock as calculated above.
     (c) Pursuant to the PSA, on November 30, 2009 the following Reporting Persons received the indicated number of shares of the Issuer’s Class A Common Stock upon conversion of an equivalent number of shares of the Issuer’s Class B common stock held by them:
•	LSP Associates: 13,647,105 shares

•	LSPEP: 48,929,842 shares

•	PIE I: 29,669,786 shares

•	LSP Partners: 1,588,965 shares

•	Gen Investors: 1,164,302 shares
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
Shareholder Agreement
     Concurrent with the execution of the PSA, the Issuer and LSP Partners, LSP Associates, LSPEP, PIE I, and Gen Investors (collectively, “LS Power”) entered into a shareholder agreement dated as of August 9, 2009 (the “Shareholder Agreement”). The Shareholder Agreement terminated, as of November 30, 2009, the parties’ previous shareholder agreement, which provided for special approval rights, board representation, and certain other rights associated with the Issuer’s Class B common stock. During a “standstill” period, the Shareholder Agreement prohibits LS Power from, subject to certain exceptions, (i) acquiring additional shares of the Issuer’s Class A Common Stock, and (ii) participating in any solicitation of proxies, forming or joining voting groups, or otherwise seeking to control, advise or influence the Issuer’s board of directors or management, without the prior consent of the Issuer’s board of directors. This standstill limitation period extends for thirty months or until any earlier occurrence of a Change of Control (as defined therein). The Shareholder Agreement also prohibits LS Power from transferring its Shares in a trade that would result in the acquiring party owning 15 percent or more of the Issuer’s outstanding common stock. The Shareholder Agreement further limits the Issuer’s ability to issue equity until the earlier of (i) 121 days following November 30, 2009, and (ii) the first date following the closing of a transaction in which LS Power owns, in aggregate, less than 10 percent of the Issuer’s then outstanding Class A Common Stock.
Amended Registration Rights Agreement
     In addition, on August 9, 2009, an amendment to LS Power’s existing Registration Rights Agreement with the Issuer (as amended, the “Amended Registration Rights Agreement”) was executed. The Amended Registration Rights Agreement provides in part that the Issuer will be obligated to undertake up to two underwritten offerings for the benefit of LS Power in each twelve-month period, provided that the aggregate proceeds to be received by LS Power under any such offering must be not less than the lesser of $100 million and the then-current market value of 40 million shares of the Issuer’s Class A Common Stock. The Issuer may defer an underwritten offering by LS Power if the Issuer is conducting or about to conduct an underwritten offering of Class A Common Stock for its own account with aggregate proceeds in excess of $100 million. However, the Issuer will not be permitted to exercise its right to defer an underwritten offering by LS Power during the period ending on the earlier of (i) 121 calendar days following November 30, 2009 and (ii) the first date on which LS Power owns, in aggregate, less than 10 percent of all of the Issuer’s Class A Common Stock, and thereafter the Issuer’s deferral right can only be exercised once per calendar year. The Amended Registration Rights Agreement also provides certain “piggyback” rights for LS Power in connection with future equity offerings the Issuer might conduct, subject to customary underwriter limitations.

     The descriptions of the Shareholder Agreement and the Amended Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, which are included as Exhibits hereto and incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons.*
2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).
4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2009

LS POWER DEVELOPMENT LLC

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER PARTNERS, L.P.

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER ASSOCIATES, L.P.

By:	LS Power Development, LLC, its General Partner
By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

LSP GEN INVESTORS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia
Title:	Managing Director

MIKHAIL SEGAL

/s/ Mikhail Segal